UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For May  , 2006
Commission File Number 1-14942
MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

On May 4, 2006, the Company issued a press release announcing that its Board of Directors approved a two-for-one stock split of its Common Shares in the form of a stock dividend. The dividend is payable on June 2, 2006 to shareholders of record on May 25, 2006.
In accordance with Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Item 512 of Regulation S-K under the Securities Act, the number of Common Shares registered for sale under the Securities Act by the following Registration Statements on Form S-8 will be deemed to be increased by the stock split to cover the additional shares resulting from the application of the stock split to the registered shares of Common Stock remaining unsold as of June 2, 2006 under the Registration Statements, as amended, listed below:
•	Registration Statement on Form S-8 (File No. 333-12610) filed with the Securities and Exchange Commission on September 26, 2000;

•	Registration Statement on Form S-8 (File No. 333-13072) filed with the Securities and Exchange Commission on January 17, 2001;

•	Registration Statement on Form S-8 (File No. 333-91102) filed with the Securities and Exchange Commission on June 20, 2002; and

•	Registration Statement on Form S-8 (File No. 333-114951) filed with the Securities and Exchange Commission on April 28, 2004.
This Report of Foreign Issuer on Form 6-K is incorporated by reference into the foregoing Registration Statements on Form S-8, as such Registration Statements may be amended or supplemented from time to time, and such Registration Statements are hereby amended pursuant to Rule 416 promulgated under the Securities Act and Item 512 of Regulation S-K under the Securities Act to increase the number of Common Shares registered thereunder to reflect the effects of the stock split.
DOCUMENTS FILED AS PART OF THIS FORM 6-K
The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News Release Announcing Stock Split by way of Stock Dividend

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION (Registrant)
	By:	/s/ Angela K. Shaffer
		Name:	Angela K. Shaffer
Date: May 4, 2006		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release Announcing Stock Split by way of Stock Dividend